KENSINGTON CAPITAL ACQUISITION CORP. V

1400 Old Country Road, Suite 301

Westbury, NY 11590

August 11, 2021

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Kensington Capital Acquisition Corp. V (the “Company”)

Registration Statement on Form S-1

File No. 333-257993

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern time, on August 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hughes Hubbard & Reed LLP, request by telephone that such Registration Statement be declared effective.

Please contact Charles A. Samuelson, of Hughes Hubbard & Reed LLP, special counsel to the Company, at (212) 837-6454, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KENSINGTON CAPITAL ACQUISITION CORP. V

By:	/s/ Daniel Huber
	Name:	Daniel Huber
	Title:	Chief Financial Officer

cc:	Hughes Hubbard & Reed LLP

Skadden, Arps, Slate, Meagher & Flom LLP